Global Health Voyager

7800 Oceanus Drive

Los Angeles, CA 90046

9/18/12

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-6010

Attn: Heather Clark

Re:	Global Health Voyager, Inc. Item 4.02 Form 8-K Filed August 22, 2012 File No. 000-31012

Dear Mrs. Clark:

On behalf of Global Health Voyager (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in its letter dated September 10, 2012. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

1. We note that you intend to file restated December 31, 2011 and March 31, 2012 financial statements. Please tell us how, and when, you will file them.

Response: We anticipate the restatement of said financial statements to be filed via Edgar no later than the September 28th, 2012.

* * * *

In connection with responding to the foregoing comments from the Staff, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. If you have any questions or further comments, please do not hesitate to contact the undersigned.

Very truly yours,

Global Health Voyager

By:	/s/ Ali Moussavi
Ali Moussavi
Chief Executive Officer